Filed by Gores Metropoulos II, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Metropoulos II, Inc.

Commission File No.: 001-39907

Date: August 10, 2021

Sonder Holdings Inc. Reports Record Revenue for Q2 and Raises FY 2021 Revenue Outlook

Record Q2 2021 Revenue of $47.3M, Up 151% YoY

$100 Revenue per Available Room, Up 112% YoY and 30% vs. Q1 2021

Raises Outlook for FY 2021 Total Revenue to $180M - $190M vs. Initial Outlook of $173M

San Francisco, CA – August 10, 2021 – Sonder Holdings Inc. (“Sonder” or the “Company”), a leading next-generation hospitality company that is redefining the guest experience through technology and design, today announced financial results for the three months ended June 30, 2021. Sonder delivered its strongest quarterly revenue in the Company’s history, driven by a robust recovery of leisure travel demand and the continued rapid expansion of its Live Unit portfolio.

“Q2 was an outstanding quarter for Sonder. We delivered our highest single quarter revenue in the Company’s history and more than doubled RevPAR year-over-year,” said Francis Davidson, Co-Founder and Chief Executive Officer of Sonder. “Our stellar results are a testament to our ability to attract and delight guests, as traveler preferences have evolved to seek out modern, tech-enabled spaces that fit a variety of needs and lifestyles. The inspired, tech-enabled design, consistent quality and compelling value that are hallmarks of the Sonder brand also position us to serve emerging travel trends such as long-term stays and digital nomadism.”

Davidson continued, “We continue to outperform traditional hotel RevPAR during the pandemic – by at least 40% in each of the past two quarters. Our Total Portfolio continues to expand rapidly and we’re on track to surpass 18,000 units by end of year, which gives us confidence in our ability to hit the aggressive growth targets we’ve set for 2022 and beyond.”

“Given the strong RevPAR outperformance through the first half of the year, and the rapid addition of new units to our portfolio, we are raising our outlook for 2021 Total Revenue,” said Sanjay Banker, President and Chief Financial Officer of Sonder. “This increase from our initial outlook reflects Sonder’s belief that the recent surge in leisure travel recovery is sustainable and our proven ability to capitalize on this demand for better stays at an exceptional value.”

The rebound in travel demand was underscored in a recent Sonder report, conducted in partnership with Ipsos, indicating that a majority of U.S. adults have plans for personal travel in the coming months. In the nationwide survey of U.S. adults 18 years or older, roughly two-thirds (62%) of survey respondents indicated they will travel for personal reasons before the end of 2021. Another six-in-ten (59%) Americans were interested in being a “digital nomad” – or working remotely on a long-term trip – with interest higher among younger adults aged 18-34 (74%), followed closely by those planning to travel with kids (69%).

Second Quarter 2021 Financial Results and Corporate Highlights

•	Total Revenue of $47.3 million, a 151% year-over-year increase and a 50% increase over Q1 2021

•	$100 Revenue per Available Room (“RevPAR”), a 112% year-over-year increase and a 30% increase over Q1 2021

•	40% RevPAR outperformance versus traditional hotels (upper upscale hotels in cities where Sonder operates), up from a 10% discount to traditional hotels in Q2 2019 (normalized for pre-pandemic)

•	Strong Occupancy Rate of 68%, up from 57% in Q2 2020 and 66% in Q1 2021

•	Total Portfolio of approximately 5,500 Live Units and approximately 15,000 total Live and Contracted Units as of June 30, 2021

•	Expansion into Amsterdam, Sonder’s seventh city in Europe, with the opening of a historic property built in 1860 overlooking the famous Vondelpark in the center of the city

•

Announced corporate travel offering with launch on the Global Distribution System (GDS) and partnerships with a number of top travel management companies and consortia. Companies can now use Sonder for their business travel bookings, unlocking a significant new market opportunity for Sonder

Financial Outlook

Sonder is updating its outlook for its full year ending December 31, 2021 as follows:

•	Total Revenue between $180 and $190 million, increasing initial outlook by 4% to 10%, and implying 2021 total annual revenue growth of 56% to 64%

•	Re-affirming outlook for Adjusted EBITDA loss of ($257) million

Financial Summary and Operating Results

Metric	Q2 2021	Q2 2020	Δ YoY
Revenue (000s)	$47,269	$18,841	151%
GAAP Gross Profit (Loss) (000s)	$3,524	($9,546)	$13,070
GAAP Gross Margin	7%	(51%)	58%
Net Loss (000s)	($73,949)	($60,799)	($13,150)

Live Units	5,500	4,300	28%
Total Portfolio	14,800	11,400	30%
Bookable Nights	473,393	399,698	18%
Occupied Nights	320,631	227,839	41%
Occupancy Rate	68%	57%	19%
Average Daily Rate (ADR)	$147	$83	77%
Revenue per Available Room (RevPAR)	$100	$47	112%
Adj. Gross Profit (Loss) (000s)	$6,712	($5,781)	$12,494
Adj. Gross Margin	14%	(31%)	45%
Property Level Profit (Loss) (000s)	($9,648)	($13,170)	$3,522
Property Level Profit (Loss) Margin	(20%)	(70%)	49%
Adj. EBITDA (000s)	($54,610)	($41,045)	($13,565)

Combination with Gores Metropoulos II

As previously announced on April 30, 2021, Sonder entered into an agreement to combine with Gores Metropoulos II, Inc. (“GMII”) (Nasdaq: GMIIU, GMII and GMIIW), a special purpose acquisition company sponsored by affiliates of The Gores Group, LLC and Metropoulos & Co. As part of the transaction, Sonder and GMII raised a $200 million fully committed PIPE, led by an affiliate of The Gores Group, with participation from sophisticated institutional investors, including Fidelity Management & Research Company LLC, funds and accounts managed by BlackRock, Atreides Management, LP, entities affiliated with Moore Capital Management, Principal Global Investors, LLC, and Senator Investment Group. The closing of the transaction and PIPE financing, which is expected to occur in the second half of 2021, is subject to certain customary closing conditions, including, among others, regulatory review and approval by GMII’s stockholders.

About Sonder

Sonder is revolutionizing hospitality through innovative, tech-powered service and inspiring, thoughtfully designed accommodations combined into one seamlessly managed experience. Officially launched in 2014 and headquartered in San Francisco, Sonder is making a world of better stays open to all with a variety of accommodation options — from rooms to suites and apartments — with Live Units in 35+ markets spanning nine countries and three continents. Sonder’s innovative app empowers guests by making self-service features and 24/7 on-the-ground support just a tap away. From simple self check-in to boutique bathroom amenities, we bring the best of a hotel without any of the formality.

To learn more, visit www.sonder.com or follow Sonder on Facebook, Twitter or Instagram. Download the Sonder app on Apple or Google Play.

About Gores Metropoulos II, Inc.

Gores Metropoulos II, Inc. (“GMII”) (Nasdaq: GMIIU, GMII and GMIIW) is a special purpose acquisition company sponsored by an affiliate of The Gores Group, LLC, a global investment firm founded in 1987 by Alec Gores, and by an affiliate of Metropoulos & Co. whose Principals are Dean, Evan and Daren Metropoulos. GMII was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Mr. Gores and Mr. Metropoulos together have more than 65 years of combined experience as entrepreneurs, operators and investors across diverse sectors including industrials, technology, media and entertainment, business services, healthcare and consumer products and services. Over the course of their careers, Mr. Gores and Mr. Metropoulos and their respective teams have invested in more than 180 portfolio companies through varying macroeconomic environments with a consistent, operationally-oriented investment strategy. For more information, please visit www.gores.com.

Sonder’s Use of Non-GAAP Financial Measures

Sonder supplements its consolidated financial statements presented in accordance with generally accepted accounting principles in the United States (“GAAP”), by providing additional financial measures that are not prepared in accordance with GAAP, including Adjusted Gross Profit (Loss), Property Level Costs, Property Level Profit (Loss) and Adjusted EBITDA. Sonder believes that the disclosure of these non-GAAP financial measures provides investors with additional information that reflects the amounts and financial basis upon which Sonder’s management assesses and operates its business. Sonder’s definition may differ from the definitions used by other companies and therefore comparability may be limited. In addition, other companies may not publish these or similar metrics. These non-GAAP financial measures should not be viewed in isolation or as a substitute for, or superior to, measures prepared in accordance with GAAP.

Key Terms

Sonder’s Total Portfolio represents Live Units plus Contracted Units. This includes any unit that has a signed real estate contract, regardless of whether or not the unit is available for guests to book. This excludes any units that have been dropped (i.e., the lease was terminated or allowed to expire). Live Units are defined as units which are available for guest bookings on Sonder.com, the Sonder app and other channels. Sonder pays rent (or utilizes pre-negotiated abatement) and is able to generate revenue from these units. Contracted Units are units for which Sonder has signed real estate contracts, but are not yet available for guests to book. Sonder is not yet able to generate revenue from these units.

Sonder defines Occupancy Rate (“OR”) as Occupied Nights divided by Bookable Nights, expressed as a percentage. Bookable Nights represent the total number of nights available for stays across all Live Units. This excludes nights lost to full building closures of greater than 30 nights. Occupied Nights represents the total number of nights occupied across all Live Units.

Revenue Per Available Room (“RevPAR”) represents the average revenue earned per available night, and is calculated either by dividing revenue by Bookable Nights, or by multiplying Average Daily Rate by Occupancy Rate. Average Daily Rate (“ADR”) represents the average revenue earned per night occupied and is calculated as revenue divided by Occupied Nights.

Adjusted Gross Profit (Loss) represents GAAP gross profit (loss) impacted by the GAAP rent to Landlord Payment adjustment, expressed in U.S. dollars. GAAP gross profit (loss) is defined as revenue less cost of revenue (excluding depreciation and amortization). Landlord Payments represent Non-GAAP payments to real estate owners recognizing abatement at the time it is utilized (often at the commencement of a real estate contract), expressed in U.S. dollars. This recognizes the economic substance of the payment to real estate owners as reflected in the real estate contract.

Property Level Profit (Loss) (PLP or PLL) represents GAAP gross profit (loss) (i) impacted by the GAAP rent to Landlord Payment adjustment, and (ii) less Property Level Costs, expressed in U.S. dollars. Property Level Costs (PLC) represent variable costs directly associated with each of Sonder’s buildings, expressed in U.S. dollars. These costs include (i) channel fees paid to Online Travel Agencies (OTAs), (ii) customer service costs, (iii) laundry/consumables costs, (iv) maintenance costs, and (v) utilities & insurance costs.

Adjusted EBITDA represents GAAP profit (loss) from operations (i) impacted by the GAAP rent to Landlord Payment adjustment and (ii) excluding the impact of depreciation, stock-based compensation, COVID-19 pandemic related offboardings/other (costs associated with dropping units at the beginning of the COVID-19 pandemic), and cash payments from real estate owners received for capital expenditure financing, expressed in U.S. dollars.

Additional Information and Where to Find It

Additional information about the proposed business combination, including a copy of the Merger Agreement provided in a Current Report on Form 8-K filed by GMII with the SEC on April 30, 2021, and a copy of an updated investor presentation provided in a Current Report on Form 8-K filed by GMII with the SEC on July 7, 2021, is available at www.sec.gov. In connection with the proposed business combination, GMII has filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement, prospectus and consent solicitation statement with respect to GMII’s securities to be issued in connection with the proposed business combination. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/prospectus/consent solicitation statement contained therein, when it is declared effective by the SEC, will contain important information about the proposed business combination and the other matters to be voted upon at a meeting of GMII’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. GMII may also file other documents regarding the proposed business combination with the SEC. GMII stockholders and other interested persons are advised to read, when available, the Registration Statement and the proxy statement/prospectus/consent solicitation statement, as well as any amendments or supplements thereto, because they will contain important information about the proposed business combination.

When available, the definitive proxy statement/prospectus/consent solicitation statement will be mailed to GMII stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at the Special Meeting. GMII investors and securityholders will also be able to obtain copies of the definitive proxy statement/prospectus/ consent solicitation statement, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou, or by contacting Morrow Sodali LLC, GMII’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

GMII, Sonder and their respective directors and officers may be deemed participants in the solicitation of proxies of GMII stockholders in connection with the proposed business combination. GMII stockholders and other interested persons may obtain, without charge, more detailed information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination by reading GMII’s registration statement on Form S-1 (File No. 333-251663), which was declared effective by the SEC on January 19, 2021, and the proxy statement/prospectus/consent solicitation statement regarding the proposed business combination.

You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release contains a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements about Sonder’s forecasted revenue growth (including Sonder’s outlook for Total Revenue and Adjusted EBITDA for the year ended December 31, 2021), Sonder’s growth in total unit portfolio (including Sonder’s forecast for growth in Total Portfolio for the year ended December 31, 2021), information concerning GMII’s or Sonder’s possible or assumed future financial or operating results and metrics, business strategies, debt levels, competitive position, industry environment, potential growth opportunities, future operations, products and services, planned openings, expected unit contractings and the effects of regulation, including whether the proposed business combination will generate returns for stockholders. These forward-looking statements are based on GMII’s or Sonder’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside GMII’s or Sonder’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. Sonder’s full year Total Revenue and Adjusted EBITDA at year end may differ materially from the outlook above, which is not a comprehensive statement of Sonder’s financial results. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed business combination contemplated thereby; (b) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of GMII or other conditions to closing in the Merger Agreement; (c) the ability to meet Nasdaq’s listing standards following the consummation of the proposed business combination; (d) the inability to complete the PIPE; (e) the risk that the proposed business combination disrupts current plans and operations of Sonder or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed business combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the SEC’s statement on accounting and reporting considerations for warrants in special purpose acquisition companies); (i) the possibility that Sonder may be adversely affected by other economic, business and/or competitive factors; (j) risks related to the impact of the COVID-19 pandemic, including the Delta variant and potential governmental and other restrictions (including travel restrictions) resulting therefrom; and (k) other risks and uncertainties described in the final proxy statement/prospectus/consent solicitation statement, including those under the heading “Risk Factors” therein, and other documents filed by GMII from time to time with the SEC. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, neither GMII nor Sonder undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in GMII’s reports filed and to be filed with the SEC and available at the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication relates to a proposed business combination between GMII and Sonder. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

CONTACTS

For Sonder:

Media Contacts

press@sonder.com

Investor Contacts

Chris Mammone, The Blueshirt Group

ir@sonder.com

For The Gores Group and affiliates:

Jennifer Kwon Chou

Managing Director

The Gores Group

310-209-3010

jchou@gores.com

OR

John Christiansen/Cassandra Bujarski/Danya Al-Qattan

Sard Verbinnen & Co

GoresGroup-SVC@sardverb.com

SONDER HOLDINGS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except number of shares information)

(unaudited)

	Three Months Ended June 30,
	2021	2020
Revenue	$47,269	$18,841
Cost of revenue (excluding depreciation and amortization)	43,745	28,387
Operations and support	34,889	22,641
General and administrative	24,615	15,156
Research and development	4,066	3,999
Sales and marketing	4,888	2,923

Total costs and expenses	112,203	73,106

Loss from operations	(64,934)	(54,265)
Interest expense, net and other expense (income), net
Interest expense, net	12,522	1,669
Other expense (income), net	(3,577)	4,862

Total interest expense, net and other expense (income), net	8,945	6,531

Loss before income taxes	(73,879)	(60,796)
Provision for income taxes	70	3

Net loss	$(73,949)	$(60,799)

Net loss per share, basic and diluted	$(9.41)	$(9.86)

Weighted average shares outstanding of common stock, basic and diluted	7,857,000	6,167,073

Other comprehensive loss:
Net loss	$(73,949)	$(60,799)
Change in foreign currency translation adjustment	1,689	4,990

Comprehensive loss	$(72,260)	$(55,809)

SONDER HOLDINGS INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP GROSS PROFIT (LOSS) TO ADJUSTED GROSS PROFIT (LOSS) TO PROPERTY LEVEL LOSS

(In thousands)

(unaudited)

	Three Months Ended June 30,
	2021	2020
GAAP Gross profit (loss)	$3,524	$(9,546)
GAAP rent to Landlord Payments adjustment:
GAAP rent to landlords	38,268	26,416
Landlord Payments	(35,080)	(22,651)

GAAP rent to Landlord Payments adjustment	3,188	3,765

Adjusted Gross Profit (Loss)	6,712	(5,781)
Gross margin	7.5%	(50.7)%
GAAP rent to Landlord Payments Margin	6.7%	20.0%
Adjusted Gross Margin	14.2%	(30.7)%

Property Level Costs	16,360	7,389

Property Level Loss	$(9,648)	$(13,170)

Property Level Loss Margin	(20.4)%	(69.9)%

SONDER HOLDINGS INC. AND SUBSIDIARIES

RECONCILIATION OF NET LOSS TO EBITDA AND ADJUSTED EBITDA

(In thousands)

(unaudited)

	Three Months Ended June 30,
	2021	2020
Net loss	$(73,949)	$(60,799)
Interest expense, net	12,522	1,669
Provision for income taxes	70	3
Depreciation and amortization	4,213	4,206

EBITDA	(57,144)	(54,921)
GAAP rent to Landlord Payments adjustment	3,188	3,765
Stock-based compensation	2,448	1,742
Other expense (income), net	(3,577)	4,862
COVID-19 related offboardings	—	3,507
FF&E allowance realized[1]	475	—

Adjusted EBITDA	$(54,610)	$(41,045)

[1]	Represents cash payments from real estate owners received for capital expenditures financing